Exhibit 99.3

TGE Announces a Share Repurchase Program

PARIS & NEW YORK & SINGAPORE -- The Generation Essentials Group (“TGE” or the “Company”, NYSE: TGE) announces that its board of directors has authorized a share repurchase program under which the Company may repurchase up to US$5 million of its ordinary shares until January 31, 2026. The Company plans to adopt and implement this share repurchase program in accordance with applicable rules and requirements under the Securities Exchange Act of 1934, as amended, and the Company’s insider trading policies.

The Company’s proposed repurchases may be executed from time to time through (1) the open market at prevailing market prices, (2) privately negotiated transactions, (3) bilateral deals, (4) block trades and/or (5) other legally permissible means, depending on market conditions and other relevant parameters for consideration.

The timing and dollar amount of repurchase transactions will be subject to the Securities and Exchange Commission Rule 10b-18 and Rule 10b-5 requirements. A special task force authorized by Company’s board of directors will review the share repurchase program periodically and may authorize adjustment of its terms and size.

Based on TGE’s net asset value per share of US$17.3 and total assets value per share of US$25.7 as of June 30, 2025, TGE believes that its Class A ordinary shares are undervalued. In addition, TGE has also observed significant short interest surrounding its Class A ordinary shares. The primary aim of this buyback is to promote stable, long-term share price growth and to encourage investors to focus on the Company’s intrinsic long-term value.

About The Generation Essentials Group

The Generation Essentials Group (NYSE: TGE), jointly established by AMTD Group, AMTD IDEA Group (NYSE: AMTD; SGX: HKB) and AMTD Digital Inc. (NYSE: HKD), is headquartered in France and focuses on global strategies and developments in multi-media, entertainment, and cultural affairs worldwide as well as hospitality and VIP services. TGE comprises L’Officiel, The Art Newspaper, movie and entertainment projects. Collectively, TGE is a diversified portfolio of media and entertainment businesses, and a global portfolio of premium properties.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the beliefs, plans, and expectations of The Generation Essentials Group, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the filings of The Generation Essentials Group with the SEC. All information provided in this press release is as of the date of this press release, and none of The Generation Essentials Group undertakes any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

For The Generation Essentials Group:

IR Office

The Generation Essentials Group

EMAIL: tge@amtd.world